UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 13, 2022, Nayax Ltd. issued a press release titled "Nayax Awarded Mastercard European Issuer License, Expanding Coinbridge’s Operations". A copy of the press release is furnished as Exhibit 99.1 hereto.

The first paragraph after the headline "Nayax Awarded Mastercard European Issuer License, Expanding Coinbridge’s Operations" of Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-267542).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release of Nayax Ltd., dated December 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Michael Galai
Name: Michael Galai
Title: Chief Legal Officer

Date: December 13, 2022